Exhibit 99.1

Sun Life Financial redeems Series A Senior Unsecured 4.80% Fixed/Floating Debentures

TORONTO, Nov. 23, 2015 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced that it has redeemed all of the outstanding $600 million principal amount of Series A Senior Unsecured 4.80% Fixed/Floating Debentures.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2015, the Sun Life Financial group of companies had total assets under management of $846 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Yen To
Director
Corporate Communications
T 416-204-3715
yen.to@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T 416-979-6230
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 16:15e 23-NOV-15